Mail Stop 4561

July 2, 2008

J.W. Roth
Chairman
Disaboom, Inc.
7730 E. Belleview Avenue
Suite A-306
Greenwood Village, CO 80111

> **Re: Disaboom, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2008**
> **File No. 333-150494**
>
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 000-52558**

Dear Mr. Roth:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A

Calculation of Registration Fee

1.   Amendment no. 1 to your Form S-1 seeks to register 10,000 additional shares than your initial filing that was made April 29, 2008. We understand from your cover letter that these shares underlie warrants issued in May 2008 to Abshier Webb & Donnelly for partial payment for their services as a placement agent in spring 2008. Please direct us to your agreement with the placement agent and provide us with a detailed analysis in support of your belief that the exemption from registration you relied upon was available. Specifically address when the obligation to issue the warrants arose.

2.   You indicate you are registering 17,327,687 shares to be sold by your selling shareholders. However, under your selling security holder section, you indicate you are registering/offering 16,927,490 shares (11,958,189 shares are listed in column D under "Offering No. 2" as "Shares Offered Hereby" and 4,969,301

shares are listed in column D under "Offering No. 1" as "Shares Offered Hereby"). Please clarify.

3. We note your response to our prior comment 3 in our letter dated May 28, 2008. We understand that it is your intention, subsequent to the effectiveness of your S-1 registration statement, to file a post-effective amendment to your SB-2 (File No. 333-148122) to de-register the resale of unsold shares covered by that SB-2. We direct your attention to Rule 429 of the Securities Act of 1933. Where a registrant has filed two or more registration statements, it may file a single prospectus in the latest registration statement in order to satisfy the requirements of the Act and the rules and regulations thereunder for that offering and any other offerings registered on the earlier registration statement. The combined prospectus may be filed as part of the initial filing of the latest registration statement, in a pre-effective amendment to it or in a post-effective amendment to it. Where a registrant relies on Rule 429, the registration statement containing the combined prospectus shall act, upon effectiveness, as a post-effective amendment to the earlier registration statement whose prospectus has been combined in the latest registration statement. The registrant must identify any earlier registration statement to which the combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement. We further note that, in the event you rely upon Rule 429, the Calculation of Registration Fee table should include a footnote indicating the shares in the SB-2 that are being combined with the shares in the S-1.

Recent Sales of Unregistered Securities, II-1

4. We note your response to our prior comment 5 in our letter dated May 28, 2008, and reissue our request that, as to any securities sold for consideration other than cash, you state the aggregate amount of consideration received by Disaboom. For example, you state that you granted an aggregate of 62,500 options to four individuals to purchase your common stock at an exercise price of $0.50 per share and that Disaboom deemed the aggregate consideration received for the options to be equal to the then fair market value of these options after deducting any cash that may have been paid to the individuals. Revise your recent sales of unregistered securities section, where necessary, to disclose the dollar amount of the consideration received by Disaboom. While your current disclosure provides investors with the exercise price of the options (the cost the option holder must pay per share to acquire the common stock underlying the options), it does not provide the amount received by Disaboom in exchange for the options (i.e., the dollar amount of the services).

5. Amend your filing to include all the information required to be disclosed pursuant to Item 701(d) of Regulation S-K. We do note that with regards to certain issuances you state that you relied upon Regulation D, Rule 506 and/or Section 4(2) of the Securities Act and that all purchasers were accredited. However, where you've limited your discussion to the statement that you relied on Section

4(2) only, you should state briefly the facts relied upon, including whether the purchasers were accredited or sophisticated and, if the latter, the information afforded to them.

Exhibits, II-5

6.   Please tell us why you have chosen not to file as exhibits the agreements used in your several recent sales of unregistered securities. Refer to Item 601(b) of Regulation S-K.

Form 10-K

Item 9A. Controls and Procedures, page 33

7.   We note your response to our prior comment 7 in our letter dated May 28, 2008. However, you do not indicate that your future disclosures will fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective as defined in Rule 13a-15(e). The rule requires that the disclosure controls and procedures be designed to, among other things, ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is "accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate…" We note that neither the sample disclosure contained in your response letter dated June 6, 2008, nor your quarterly report filed May 15, 2008, contains this statement as required by Rule 13a-15(e). Please tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (303) 796-2777
        Theresa M. Mehringer, Esq.
        Burns Figa & Will, P.C.
        Telephone: (303) 796-2626